

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2024

Robert J. Hutter
Chief Executive Officer
Learn SPAC HoldCo, Inc.
11755 Wilshire Blvd.
Suite 2320
Los Angeles, CA 90025

   **Re: Learn SPAC HoldCo, Inc.**
     **Amendment No. 1 to Registration Statement on Form S-4**
     **Filed April 12, 2024**
     **File No. 333-276714**

Dear Robert J. Hutter:

  We have reviewed your registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to the Registration Statement on Form S-4

Q: What happens if a substantial number of the public shareholders, page xxii

1. We note your response to prior comment 6 including the disclosure that you omitted the Company Earnout Shares and the Sponsor Earnout Shares as sources of dilution because they will be considered a liability of Innventure and the Sponsor respectively. Please revise your disclosure where appropriate to include the Company Earnout Shares and the Sponsor Earnout Shares as sources of dilution or explain why the issuance of such shares will not lead to dilution of investors' interests.

Ownership of Holdco Following the Business Combination, page 13

2. We note your response to prior comment 9. Please revise your disclosure to disclose the Sponsor's total potential ownership to include the Sponsor Earnout Shares or explain why the issuance of such shares would not increase the Sponsor's total ownership.

Risk Factors

We may not be able to complete an initial business combination with a U.S. target, page 39

3.   We note your response to prior comment 5. In your correspondence you disclosed the identity of one of the owners/control persons of your sponsor and the fact that one is a citizen of the United Kingdom. Please revise your disclosure in the registration statement to also include such information.

Risk Factors

Learn CW has identified material weaknesses in its internal control, page 41

4.   We note your response to prior comment 14. Please revise your disclosure to elaborate upon the nature of the remediation measures and their implementation status for the identified material weaknesses in Learn CW's internal control over financial reporting.

Background of the Business Combination, page 90

5.   We note your response to prior comment 18. Please revise your background discussion to:
   - Expand your background discussion to provide more detailed disclosure regarding key negotiation considerations and how they changed over time. Currently the background disclosure references negotiation topics without appearing to provide details or explaining their significance or how they may have changed before being reflected in the proposed business combination. For example, the disclosure states that the August 17, 2023 LOI included an equity valuation of $500 million, a contemplated Up-C structure, execution of at least a $75 million equity facility, etc. However, it is unclear what other key terms were involved. Revise to provide details, including quantitative detail, as to how the parties reached the material terms of the transaction, such as the material components of the merger consideration. Please identify the original terms, which party proposed the consideration or term, as well as how and why any terms were revised over time.
   - Specifically identify by name the person or persons involved in meetings or negotiations. There are still numerous instances where you do not specifically identify who was present at a meeting or negotiation. For example:
     ◦ On page 93, you state that on April 26, 2023, a representative of Advisor visited the Austin, Texas offices of Accelsius, and attended in-person meetings with members of the Innventure and Accelsius leadership teams, including Messrs. Haskell and Josh Claman;
     ◦ On page 95, you state that on August 31, 2023, Advisor, Grail Partners and Innventure, including Mr. Haskell, further discussed the Financing;
     ◦ On page 96, you state that from September 13, 2023 through the middle of October 2023, representatives of Learn CW, Innventure, Advisor and other advisors held discussions; and
     ◦ On page 96, you state that September 28, 2023 through October 21, 2023, representatives from Sidley, VP, Learn CW, Innventure, and Advisor attended

regular teleconference calls to discuss then-remaining open negotiation points.

- Describe any discussions about the need to obtain such additional financing for the combined company and the negotiation/marketing processes. For example, you state on page 98 that On November 10 and 11, 2023, members of Innventure management, including Roland Austrup, Head of Capital Markets and Lucas Harper,Chief Investment Officer, met with Adam Fisher and Robert Hutter from the Learn CW management team to discuss capital raising strategies;
- If the Sponsor and management and affiliates have a track record with SPACs, balanced disclosure about this record and the outcomes of the prior transactions;
- Describe any discussions about continuing employment or involvement for any persons affiliated with Learn CW before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-existing relationships between the Sponsor and additional investors;
- Describe the negotiation of any contingent payments to be received by Innventure shareholders; and
- Describe the negotiation of any arrangements whereby any shareholder agrees to waive its redemption rights.

Interests of Learn CW's Directors and Executive Officers in the Business Combination, page 102

6. We note your response to prior comment 20. Please revise here, in the Summary and where appropriate to quantify the aggregate dollar amount and describe the nature of what Learn CW's officers and directors have at risk, if material, that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which Learn CW's officers and directors are awaiting reimbursement.

Accelsius
Growth Strategy, page 171

7. We note your response to prior comment 26. You state that "Accelsius has signed revenue-generating agreements with several initial partners with whom it will deploy NeuCool thermal management systems to operating data centers by mid-2024." Please revise your disclosure to describe the material terms of these revenue-generating agreements and file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K or explain the basis for your determination that filing them is not required.

Item 21. Exhibits and Financial Statement Schedules, page II-2

8. We note your response to prior comment 30. We do not see as an exhibit the Sponsor Letter Agreement or the Promissory Note with Sponsor dated May 3, 2022. Please file or advise why you do not think it is necessary to file these agreements. Refer to Item 601(b)(10) of Regulation S-K.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    John W. Stribling